SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GENTA INCORPORATED

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37245M702

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No.  37245M702

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 215,000,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 215,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 9 Pages

CUSIP No.  37245M702

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 215,000,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 215,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 9 Pages

Item 1(a)	Name of Issuer:

Genta Incorporated, a Delaware corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

200 Connell Drive

Berkeley Heights, NJ  07922

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Felix J. Baker and Julian C. Baker (the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Name	Business Address

Felix J. Baker	667 Madison Avenue
New York, NY 10065

Julian C. Baker	667 Madison Avenue
New York, NY 10065

Item 2(c)	Citizenship:

Each of the Reporting Persons is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

37245M702

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

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(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

 Set forth below is the aggregate number of shares of Common Stock held, including shares that may be acquired upon conversion of Convertible notes as described below up to 9.999% of outstanding shares and the exercise of warrants as described below up to 4.999% of outstanding shares, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 1,935,455,665 shares outstanding as reported on the company’s SEC form 8K filed on February 10, 2012 and the number of shares of common stock that would have been issued upon conversion of convertible notes and exercise of warrants if converted and or exercised.

Name	Number of Shares	Percent of Class Outstanding
667, L.P.	215,000,000	9.9%
Baker Brothers Life Sciences, L.P.	215,000,000	9.9%
14159, L.P.	44,245,111	2.2%

The Reporting Persons beneficially own $922,983 principal amount 8% Unsecured Subordinated Convertible notes due September 4, 2013, $2,967,290 principal amount 12% Unsecured Subordinated Convertible notes due March 9, 2013, $863,278 principal amount 12% Senior Secured Convertible notes due March 9, 2013, all of which are only convertible to the extent that the holders thereof and their affiliates would beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, no more than 9.999% of the outstanding shares of Common Stock of the Issuer after conversion.

The Reporting Persons beneficially own $131,392 principal amount 8% Senior convertible notes due April 12, 2012 (“April 2012 Notes”) all of which are only convertible to the extent that the holders thereof and their affiliates would beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, no more than 4.999% of the outstanding shares of Common Stock of the Issuer after conversion.

Page 5 of 9 Pages

As a result of these restrictions, the number of shares that may be issued on conversion of the notes by the above holders may change depending upon changes in the outstanding shares. The number of shares issuable upon conversion of the notes held by any particular Baker Bros. affiliate will also depend upon the extent to which the notes held by other Baker Bros. affiliates have theretofore been converted.

The Reporting Persons are the beneficial owners of a warrant issued in April 2009 to purchase 925 shares of the Issuer’s common stock at an exercise price of $2,500 per share which expires on October 2, 2012 (the “April 2009 Warrant”), and a warrant issued in September 2009 to purchase 992 shares of the Issuer’s common stock at an exercise price of $5,000 per share which expires on March 4, 2012 (the “September 2009 Warrant”).

The Reporting Persons are the beneficial owners of a warrant issued in December 2010 to purchase 361,556 shares of the Issuer’s common stock at an exercise price of $0.001 per share which expires on March 9, 2013. These warrants are only exercisable to the extent that after such exercise, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Stock.

The Reporting Persons are the beneficial owners of a warrant issued in April 2009 to purchase 149,405,015 shares of the Issuer’s common stock at an exercise price of $0.001 per share which expires on September 9, 2014. These warrants are only exercisable to the extent that after such exercise, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Stock.

The Reporting Persons are the beneficial owners of a warrant issued in September 2009 to purchase 922,983,006 shares of the Issuer’s common stock at an exercise price of $0.001 per share which expires on September 9, 2014. These warrants are only exercisable to the extent that after such exercise, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Stock.

The April 2009 Warrant, and the September 2009 Warrant are only exercisable to the extent that after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.

The Reporting Persons also have the right pursuant to a Securities Purchase Agreement dated April 2, 2009 to purchase an additional 1,850,000 principal amount of the April 2012 Notes and a right pursuant to a consent agreement to purchase $2,075,000 principal amount of the April 2012 Notes. The April 2012 Notes can only be converted to the extent that the Reporting persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.

As a result of these restrictions, the number of shares that may be issued upon exercise of the warrants by the above holders may change depending upon changes in the outstanding shares. The number of shares issuable upon exercise of the warrants held by any particular Baker Bros. affiliate will also depend upon the extent to which the warrants and notes held by other Baker Bros. affiliates have theretofore been converted.

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Felix J. Baker and Julian C. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.    N/A

Page 6 of 9 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The entities listed in Item 4 above are investment funds the investors in which have the right to receive dividends, interest and the proceeds of sale of securities owned by such funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 14, 2012

/s/ Felix J. Baker
Felix J. Baker

/s/ Julian C. Baker
Julian C. Baker

Page 8 of 9 Pages

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Common Stock of Genta Incorporated is being filed with the Securities and Exchange Commission on behalf of each of them.

February 14, 2012

/s/ Felix J. Baker
Felix J. Baker

/s/ Julian C. Baker
Julian C. Baker

Page 9 of 9 Pages